Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated April 16, 2008)	Registration No. 333-150273
$475,000,000
General Cable Corporation
1.00% Senior Convertible Notes due 2012
Common Stock Issuable Upon Conversion of the Notes
     The following information supplements and amends the prospectus dated April 16, 2008 relating to the resale by the selling securityholders of our 1.00% Senior Convertible Notes due 2012, which we issued in a private placement on October 2, 2007, and common stock issuable upon conversion of the notes.
     This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus dated April 16, 2008. This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus dated April 16, 2008.
     Our common stock is listed on the New York Stock Exchange under the symbol “BGC.” On July 31, 2008, the closing price of our common stock on the New York Stock Exchange was $57.63 per share.
     Investing in the notes and our common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 1, 2008.

SELLING SECURITYHOLDERS
     The following table sets forth information as of July 31, 2008, with respect to the selling securityholders named therein and other information regarding the beneficial ownership of the notes and shares of our common stock by each of the selling securityholders named therein. This information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may from time to time offer and sell any or all of the securities under the prospectus (as amended and supplemented hereby). Because the selling securityholders are not obligated to sell the notes or any shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales. In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes or common stock issuable upon conversion of its notes. As a result, the sum of the principal amount of notes listed as beneficially owned by selling securityholders in the table in the prospectus dated April 16, 2008, as supplemented by this prospectus supplement, may be more than $475,000,000 because certain selling securityholders listed in the table sold, transferred or otherwise disposed of some or all of their notes since they last reported their beneficial ownership to us without informing us of such transactions, while the new beneficial owners have provided us with information as to their ownership of the notes, reflected in the table. For the sake of clarity, the maximum principal amount of notes that may be sold under this prospectus will not exceed $475,000,000.
     Based upon information provided by the selling securityholders named below, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with us or our affiliates during the past three years.
     Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus when and if necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment in certain circumstances.
     The table in the section captioned “Selling Securityholders” of the prospectus dated April 16, 2008 is hereby supplemented and amended to reflect the selling securityholders identified below and to reflect the notes, and common stock issuable upon conversion of the notes, for such selling securityholders. For purposes of the table below, we assume that the selling securityholders will sell all of their notes and shares of common stock issuable upon conversion of their notes pursuant to this prospectus.

						Principal
			Number of		Number of	Amount of	Number of
	Principal Amount	Percent of	Shares	Principal Amount	Shares to be	Notes	Shares
	of Notes	Principal	Beneficially	of Notes to be Sold	Sold Pursuant	Beneficially	Beneficially
Name of Selling	Beneficially Owned	Amount of	Owned Prior	Pursuant to this	to this	Owned After	Owned After
Securityholder	Prior to Offering	Notes	to Offering(1)	Prospectus	Prospectus(1)	Offering	Offering
Amarillo Select Managers Fund(37)	90,000	*	1,072	90,000	1,072	—	—
BNP Paribas Arbitrage(a)(38)	4,000,000	*	47,656	4,000,000	47,656	—	—
Chrysler LLC Master Retirement Trust/Palisade Fixed Income(39)	2,486,000	*	29,618	2,486,000	29,618	—	—
D.E. Shaw Valence Portfolios, L.L.C.(a)(40)	9,100,000	1.92%	108,419	9,100,000	108,419	—	—
Diamondback Master Fund, Ltd.(41)	6,000,000	1.26%	71,485	6,000,000	71,485	—	—
Florida Power and Light Group Employee Pension Plan/Palisade Fixed Income(39)	764,000	*	9,102	764,000	9,102	—	—

						Principal
			Number of		Number of	Amount of	Number of
	Principal Amount	Percent of	Shares	Principal Amount	Shares to be	Notes	Shares
	of Notes	Principal	Beneficially	of Notes to be Sold	Sold Pursuant	Beneficially	Beneficially
Name of Selling	Beneficially Owned	Amount of	Owned Prior	Pursuant to this	to this	Owned After	Owned After
Securityholder	Prior to Offering	Notes	to Offering(1)	Prospectus	Prospectus(1)	Offering	Offering
GMIMCO Trust (General Motors Mgmt Investment Co.)(42)(43)	1,773,000	*	21,123	1,773,000	21,123	—	—
LibertyView Convertible Arbitrage Fund LP(a)(37)	600,000	*	7,148	600,000	7,148	—	—
LibertyView Funds LP(a)(37)	1,650,000	*	19,658	1,650,000	19,658	—	—
McMahan Securities Co. L.P.(a)(44)	175,000	*	2,084	175,000	2,084	—	—
Northwestern Mutual Life Insurance Company — General Account, The(a)(45)	13,250,000	2.79%	157,863	13,250,000	157,863	—	—
Northwestern Mutual Life Insurance Company — Group Annuity Separate Account, The(a)(45)	250,000	*	2,978	250,000	2,978	—	—
Nuveen Pref. & Conv. Multi-Strategy #1(46)	600,000	*	7,148	600,000	7,148	—	—
Nuveen Pref. & Conv. Multi-Strategy #2(46)	900,000	*	10,722	900,000	10,722	—	—
Objectif Convertibles SICAV(47)	1,400,000	*	16,679	1,400,000	16,679	—	—
Oppenheimer Convertible Securities Fund(a)(48)	4,000,000	*	47,656	4,000,000	47,656	—	—
Police & Fire Retirement System of the City of Detroit(42)(49)	779,000	*	9,281	779,000	9,281	—	—
RMF Umbrella SICAV(50)	1,000,000	*	11,914	1,000,000	11,914	—	—
Topaz Fund(a)(51)	750,000	*	8,935	750,000	8,935	—	—
Trust D for a Portion of the Assets of the Kodak Retirement Income Plan(37)	660,000	*	7,863	660,000	7,863	—	—
Trustmark Insurance Company(42)(52)	511,000	*	6,088	511,000	6,088	—	—
Wachovia Capital Markets LLC(a)(53)	6,042,000	1.27%	71,985	6,042,000	71,985	—	—

(a)	The selling securityholders identified have indicated that they are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that any such selling securityholder did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 11.9142 shares of common stock per $1,000 principal amount of notes and that no fractional shares will be issued upon a conversion of the notes.

(37)	Neuberger Berman, LLC is the common investment advisor for each selling securityholder and has voting and dispositive power over the securities beneficially owned by such selling securityholders, which is exercised by Richard A. Meckler. Because they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different accounts managed by the same investment advisor. The General Partner of LibertyView Convertible Arbitrage Fund LP and LibertyView Funds LP is Neuberger Berman Asset Management, LLC, which is affiliated with Neuberger Berman, LLC, a registered broker-dealer. The notes were purchased for investment in the ordinary course of business and at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the notes. Amarillo Select Managers Fund and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan are not in any way affiliated with a broker-dealer.

(38)	Yann Gerardin has voting power and investment control over the securities beneficially owned by BNP Paribas Arbitrage and may be deemed to be the beneficial owner of these securities.

(39)	Palisade Capital Management, L.L.C., referred to as Palisade Capital in this prospectus, is the investment advisor for each selling securityholder and has voting power and investment control over the securities beneficially owned by such selling securityholders and may be deemed to be the beneficial owner of these securities. Jack Feiler, Chief Investment Officer of Palisade Capital, has voting power and investment control over the securities beneficially owned by Palisade Capital and may be deemed to be the beneficial owner of these securities.

(40)	D.E. Shaw & Co., LP, referred to as D.E. Shaw LP in this prospectus, is the investment advisor for D.E. Shaw Valence Portfolios, L.L.C., referred to as D.E. Shaw Valence in this prospectus, and has voting power and investment control over the securities beneficially owned by D.E. Shaw Valence and may be deemed to be the beneficial owner of these securities. Julius Gaudio, Eric Wepsic, Maximilian Stone and Anne Dinning, of D.E. Shaw LP, or their designees, have voting power and investment control over the securities beneficially owned by D.E. Shaw LP and may be deemed to be the beneficial owners of these securities.

(41)	Tony Bechalany, Head Trader of Diamondback Master Fund, Ltd., referred to as Diamondback in this prospectus, has voting power and investment control over the securities beneficially owned by Diamondback and may be deemed to be the beneficial owner of these securities.

(42)	Advent Capital Management LLC, referred to as Advent Capital in this prospectus, is the investment manager for each selling securityholder and has voting power and investment control over the securities beneficially owned by such selling securityholders and may be deemed to be the beneficial owner of these securities. Tracy V. Maitland, President and CIO of Advent Capital, has voting power and investment control over the securities beneficially owned by Advent Capital and may be deemed to be the beneficial owner of these securities.

(43)	In this prospectus supplement, GMIMCO Trust (General Motors Mgmt Investment Co.) is updating its position in our notes to include an additional $100,000 from the $1,673,000 included in the prospectus dated April 16, 2008. This addition does not increase the total amount of notes that may be sold under this prospectus and instead reduces the amount shown in the row “Other Securityholders Not Yet Identified” in the table contained in the prospectus dated April 16, 2008.

(44)	David Bruce McMahan, Timothy Bowman, Patricia Ransom, Scott Dillinger and Jay Glassman, as members of the Executive Committee of McMahan Securities Co. L.P., referred to as McMahan in this prospectus, share voting power and investment control over the securities beneficially owned by McMahan and may be deemed to be the beneficial owners of these securities. McMahan has reported a short position in our common stock of 1,400 shares as of May 1, 2008.

(45)	NML Variable Annuity Account A and NML Variable Annuity Account C, separate accounts of The Northwestern Mutual Life Insurance Company, referred to as Northwestern Mutual in this prospectus, have variable annuity contracts registered under the Securities Act. As such, these separate accounts are not investment companies; however, Northwestern Mutual does file Exchange Act reports in respect of the two separate accounts. Northwestern Investment Management Company, LLC, referred to as NIMC in this prospectus, a wholly owned company of Northwestern Mutual, is the investment advisor to Northwestern Mutual with respect to the registrable securities. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio that holds the registrable securities and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. However, pursuant to Rule 13d-4 under the Exchange Act, the immediately preceding sentence shall not be construed as an admission that Mr. Baier is, for the purposes of section 13(d) or 13(g) of the Exchange Act, the beneficial owner of these securities. Northwestern Mutual and its affiliates may, in the ordinary course of business, provide insurance or investment-related products to, or take part in transactions involving the real property of, us or our affiliates. However, Northwestern Mutual does not concede that the foregoing constitutes material relationships with us.

(46)	Eric White, Trade Operations Manager at Symphony Asset Management, has voting power and investment control over the securities beneficially owned by each selling securityholder and may be deemed to be the beneficial owner of these securities.

(47)	Lazard Frères Gestion, a French Asset Management Company, under the supervision of the French regulator Autorité des Marchés Financier (AMF), has voting power and investment control over the securities beneficially owned by Objectif Convertible SICAV and may be deemed to be the beneficial owner of these securities.

(48)	Oppenheimer Funds, Inc. is the investment advisor to Oppenheimer Convertible Securities Fund, referred to as Oppenheimer Convertible in this prospectus, and has voting power and investment control over the securities beneficially owned by Oppenheimer Convertible and may be deemed to be the beneficial owner of these securities.

(49)	In this prospectus supplement, Police & Fire Retirement System of the City of Detroit is updating its position in our notes to include an additional $100,000 from the $669,000 included in the prospectus dated April 16, 2008. This addition does not increase the total amount of notes that may be sold under this prospectus and instead reduces the amount shown in the row “Other Securityholders Not Yet Identified” in the table contained in the prospectus dated April 16, 2008.

(50)	RMF Umbrella SICAV, referred to as RMF in this prospectus, is a self contained open ended investment fund founded under Luxembourg law. RMF has no management company or a single controlling shareholder. RMF issues shares of equal value and equal voting power and is controlled by all of its shareholders. RMF’s board of directors is responsible for all investment decisions, for which trading decisions have been delegated to the advisor RMF Investment Management.

(51)	Robert Marx has voting power and investment control over the securities beneficially owned by Topaz Fund and may be deemed to be the beneficial owner of these securities.

(52)	In this prospectus supplement, Trustmark Insurance Company is updating its position in our notes to include an additional $75,000 from the $436,000 included in the prospectus dated April 16, 2008. This addition does not increase the total amount of notes that may be sold under this prospectus and instead reduces the amount shown in the row “Other Securityholders Not Yet Identified” in the table contained in the prospectus dated April 16, 2008.

(53)	Wachovia Corp., which is listed on the New York Stock Exchange, is the parent company of Wachovia Capital Markets LLC, referred to as Wachovia Capital in this prospectus, and has voting power and investment control over the securities beneficially owned by Wachovia Capital and may be deemed to be the beneficial owner of these securities. In this prospectus supplement, Wachovia Capital is updating its position in our notes to include an additional $930,000 from the $5,112,000 included in the prospectus dated April 16, 2008. This addition does not increase the total amount of notes that may be sold under this prospectus and instead reduces the amount shown in the row “Other Securityholders Not Yet Identified” in the table contained in the prospectus dated April 16, 2008.

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